January 25, 2017
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Craig Arakawa, Accounting Branch Chief,
Office of Beverages, Apparel and Mining
Steve Lo
Joel Parker
Re:    Cliffs Natural Resources Inc.
Form 10-K for the Year Ended December 31, 2015
Response Dated January 6, 2017
File No. 001-08944
Ladies and Gentlemen:
Cliffs Natural Resources Inc., an Ohio corporation (“we,” “us,” “our” or the “Company”), is submitting this letter as a follow-up to our response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission"), dated December 22, 2016, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 24, 2016.
Below is the Company’s response to the Commission's comment letter dated January 19, 2017. For the convenience of the Staff, we have repeated the Staff’s comment before the response.
Form 10-K for the Year Ended December 31, 2015
Item 7. Management’s discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Segment Information, page 60

1.
We acknowledge your response to prior comment 1. Regarding your 2016 Outlook Summary, please tell us why you have not provided a quantitative reconciliation for your forward-looking non-GAAP financial measures. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
We acknowledge the Staff’s comment regarding our 2016 Outlook Summary, considering Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, and we will adjust our Outlook to provide a quantitative reconciliation consistent with the below in future public disclosures, to the extent applicable:

The following table provides a summary of our 2016 guidance for our two business segments:

	2016 Outlook Summary
Per Sales Ton Information	U.S. Iron Ore[1]	Asia Pacific Iron Ore[2]
Cost of goods sold and operating expense rate	$72 - $77	$34 - $39
Less:
Freight and venture partners' cost reimbursements expense rate[3]	$10	$2
Depreciation, depletion & amortization rate	$7	$2
Cash cost of goods sold and operating expense rate[4]	$55 - $60	$30 - $35

Sales volume (million tons)	17.5	11.5
Production volume (million tons)	16	11.5
1 U.S. Iron Ore tons are reported in long tons of pellets.
[2] Asia Pacific Iron Ore tons are reported in metric tons of lump and fines.
[3] The freight and venture partners' cost reimbursements have offsetting amounts in revenue and have no impact on sales margin.
4 We present cash cost of goods sold and operating expense rate per long/metric ton, which is a non-GAAP financial measure that management uses in evaluating operating performance. We believe our presentation of non-GAAP cash cost of goods sold and operating expenses is useful to investors because it excludes depreciation, depletion and amortization, which are non-cash, and freight and venture partners' cost reimbursements, which have no impact on sales margin, thus providing a more accurate view of the cash outflows related to the sale of iron ore. The presentation of this measure is not intended to be considered in isolation from, as a substitute for, or as superior to, the financial information prepared and presented in accordance with U.S. GAAP. The presentation of this measure may be different from non-GAAP financial measures used by other companies.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216.694.4395.

Sincerely yours,
/s/ Timothy K. Flanagan
Timothy K. Flanagan
Executive Vice President, Chief Financial Officer & Treasurer